EXHIBIT 99.1

Innovation Beverage Group Ltd. Announces Acquisition of Controlling Interest
in BlockFuel Energy Inc. and Execution of Amended Merger Agreement

IBG Acquires 51% stake in BlockFuel Energy as business combination nears completion

Once complete, the combined entity will become a rising oil producer and power generation company with near-term production and scalable growth strategy

SYDNEY, March 25, 2026 (GLOBE NEWSWIRE) -- Innovation Beverage Group Ltd (“IBG” or the “Company”) (Nasdaq: IBG), an innovative developer, manufacturer, and marketer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands, today announced that it has acquired a controlling interest in BlockFuel Energy Inc. (“BFE”), a Texas-based energy corporation. This transaction represents a significant milestone towards the proposed merger between both companies, which they anticipate closing in the coming weeks.

On March 16, 2026, IBG entered into a Share Exchange Agreement with certain shareholders of BFE pursuant to which IBG acquired 127,628 shares of BFE common stock, representing approximately 51% of BFE’s outstanding equity. As consideration for those shares, IBG issued warrants to purchase an aggregate of 3,815,766 ordinary shares of IBG at an exercise price of $0.0001 per share, which are not exercisable until shareholder approval and approval by The Nasdaq Stock Market LLC are obtained. The warrant shares represent 45.9% of the issued and outstanding shares of IBG and will represent 51% of the Merger Consideration payable at the time of the closing of the merger. Upon the consummation of the proposed merger between IBG and BFE, the warrants will be automatically adjusted to an aggregate of 20,643,297 ordinary shares of IBG and will be deemed exercised.

As part of the transaction, IBG also provided BFE with a $2.5 million unsecured loan, which facilitated the repurchase and cancellation of certain outstanding BFE shares. Following the closing of the previously announced merger, this loan will convert into an intercompany balance within the combined organization, further consolidating IBG’s ownership position.

Concurrently, IBG, BFE, and IBG’s wholly owned subsidiary, InnoBev Merger Corp., entered into an Amended and Restated Agreement and Plan of Merger. Upon completion of the proposed merger, BFE will become a wholly owned subsidiary of IBG and BFE equity holders are expected to own approximately 90% of the combined company, with IBG’s existing shareholders owning approximately 10%, subject to customary adjustments and dilution.

Strategic Transformation Nearing Completion

The transaction represents a strategic expansion of IBG into the energy and high-powered computing sectors. BFE focuses on the acquisition and development of oil and gas assets and the conversion of underutilized natural gas into electricity to power high-performance computing operations. BFE operates primarily in the United States, including Oklahoma, and is developing a vertically integrated platform combining energy production, power generation, and data centers.

Upon completion of the merger, the combined company is expected to operate under the BlockFuel Energy name, with IBG’s existing beverage business transitioning into an Australian-based subsidiary led by IBG’s CEO Sahil Beri as President. The new parent company will focus on scaling its U.S. onshore oil and gas operations.

“Completing the acquisition of a controlling interest in BlockFuel Energy advances our strategic transition and brings the merger closer to completion,” said Sahil Beri, Chief Executive Officer of Innovation Beverage Group. “We are positioning IBG for long-term growth by focusing on energy assets with strong fundamentals and near-term production potential, while maintaining our beverage business as a distinct subsidiary.”

“This transaction marks a significant step in building a scalable, U.S.-focused energy platform,” said Daniel Lanskey, Chief Executive Officer of BlockFuel Energy. “With a strengthened capital structure and aligned ownership, we are focused on advancing production and expanding our asset base as we begin operations.”

Building a Scalable U.S. Energy Platform

BlockFuel Energy is focused on the acquisition, development, and operation of oil and gas assets, with current operations primarily located in the United States, including acreage positions in Oklahoma.

The transaction provides IBG with immediate exposure to producing and development-stage energy assets, positioning the Company to pursue near-term revenue generation and long-term asset growth.

Based on preliminary engineering and comparable field deployments, BFE management believes onsite gas-to-power costs could be meaningfully below grid-based power pricing, while avoiding transportation, processing, and third-party power costs.

The acquisition was completed in connection with an amended and restated merger agreement between IBG and BFE. The closing of the full merger remains subject to customary conditions, including regulatory approvals and approval by The Nasdaq Stock Market LLC.

About Innovation Beverage Group Ltd

Innovation Beverage Group is a developer, manufacturer, marketer, exporter, and retailer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands for which it owns exclusive manufacturing rights. Focused on premium and super premium brands and market categories where it can disrupt age old brands, IBG’s brands include Australian Bitters, BITTERTALES, Drummerboy Spirits, Twisted Shaker, and more. IBG’s most successful brand to date is Australian Bitters, which is a well-established and favored bitters brand in Australia. Established in 2018, IBG’s headquarters, manufacturing and flavor innovation center are located in Sydney, Australia with a U.S. sales office located in California. For more information visit: https://www.innovationbev.com/.

About BlockFuel Energy

BlockFuel Energy is involved in the acquisition, exploration and development of proven oil fields onshore in North America. BlockFuel Energy combines state-of-the-art power generation with oil and gas exploration to power high-performance data centers. Our vertically integrated concept allows us to use co-location and modular power generation techniques to optimize efficiency and investment returns. Our cutting-edge solutions for energy optimization and extraction will enable us to transform underdeveloped resources into high-margin, scalable, and sustainable revenue streams. For more information visit: https://blockfuelenergy.com/.

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the proposed merger between IBG and BlockFuel Energy, anticipated operational milestones, expected production levels, anticipated oil and gas sales, planned financing activities, expected economic benefits of such activities, and the proposed acquisition of additional oil field assets.

Forward-looking statements are typically identified by words such as “expects,” “anticipates,” “plans,” “projects,” “intends,” “believes,” “may,” “will,” “could,” “should,” or similar expressions. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include, among others, the ability of the parties to execute definitive transaction documents, satisfy closing conditions, obtain regulatory and stockholder approvals, commodity price volatility, operational risks, financing risks, , and other risks described in IBG’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements. Neither IBG nor BFE undertakes any obligation to update such statements except as required by law.

Contact:

Innovation Beverage Group Limited

Sahil Beri

CEO
sahil@innovationbev.com
www.innovationbev.com

BlockFuel Energy Inc.

Daniel Lanskey

President and CEO

dan.lanskey@blockfuelenergy.com
www.blockfuelenergy.com

Investor Relations:

KCSA Strategic Communications

Phil Carlson, Managing Director

BlockFuel@KCSA.com